SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed  by  the  Registrant  ☐

Filed  by  a  Party  other  than  the  Registrant  ☒

Check  the  appropriate  box:

☒  Preliminary  Proxy Statement
☐  Confidential, For Use of  the  Commission  Only
           (As  Permitted  by  Rule  14a-6(e)(2))

☐  Definitive  Proxy  Statement

☐  Definitive  Additional  Materials

☐  Soliciting  Material  Pursuant  to  Rule  14a-11(c)  or  Rule  14a-12

GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Milverton Capital Corporation, Shane Thibault, Bernice Church, Donald Dyer, Fernando Londe and Rene Branconnier.

Payment  of  Filing  Fee  (Check  the  appropriate  box):

☒  No  fee  required

☐  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)  Proposed  maximum  aggregate  value  of  transaction:

(5)  Total  fee  paid:

☐  Fee  paid  previously  with  preliminary  materials.

☐  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)  Amount  Previously  Paid:

(2)  Form,  Schedule  or  Registration  Statement  No.:

(3)  Filing  Party:

(4)  Date  Filed:

PRELIMINARY PROXY STATEMENT IN OPPOSITION TO
MANAGEMENT AND THE CURRENT BOARD OF DIRECTORS
FOR 2010 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY STATEMENT IS A PRELIMINARY COPY
AND IS SUBJECT TO CHANGE UNTIL A DEFINITIVE PROXY STATEMENT HAS BEEN FILED WITH THE SECURITIES EXCHANGE COMMISSION

Milverton Capital Corporation (“Milverton”), the largest single shareholder of Global 8 Environmental Technologies, Inc. (the “Company”), Rene Branconnier, Shane Thibault, Fernando Londe, Bernice Church, and Don Dyer (collectively, the “Solicitation Participants”), are soliciting proxies to be used at the Company’s November ___, 2010 annual meeting of stockholders (“Annual Meeting”). Please read and carefully consider the information presented in this proxy statement and vote by completing, dating, signing and returning the enclosed proxy in the enclosed postage-paid envelope.

This proxy statement and the form of proxy will be mailed to certain stockholders on or about October ___, 2010.

INFORMATION ABOUT THE ANNUAL MEETING

WHEN IS THE ANNUAL MEETING?

According to the Notice of Annual Meeting sent to shareholders of the Company on or about October __, 2010 and attached hereto as Appendix A (the “Notice of Annual Meeting”) the Annual Meeting will be held November ___, 2010, 10:00 a.m. Pacific Daylight Time.

WHERE WILL THE ANNUAL MEETING BE HELD?

According to the Notice of Annual Meeting, the meeting will be held at Red Rock Casino Resort Spa located at 11011 W. Charleston, Las Vegas, NV 89135.

WHAT ITEMS WILL BE VOTED UPON AT THE ANNUAL MEETING?

The Solicitation Participants will be making the following proposals at the Annual Meeting and soliciting votes to take the following actions, which are collectively referred to as the (“Solicitation Participants’ Proposals”):

1.            TO VOTE FOR THE REPEAL OF THE COMPANY’S AMENDED AND RESTATED BYLAWS ADOPTED BY THE COMPANY’S BOARD ON JULY 31, 2010 AND ANY AMENDMENTS THE BOARD MAY ADOPT BEFORE THE ANNUAL MEETING (the “Amended Bylaws”) AND REINSTATE THE COMPANY’S BYLAWS THAT WERE IN PLACE BEFORE THE AMENDED BYLAWS (the “Restoration of the Bylaws Proposal”).

According to the Notice of Annual Meeting, you will also be voting on the following matters:

2.            TO ELECT FOUR DIRECTORS FOR ONE-YEAR TERMS EXPIRING AT THE ANNUAL MEETING OF THE SHAREHOLDERS TO BE HELD IN 2011.

3.            TO RATIFY THE APPOINTMENT OF RICHARD HAWKINS AS THE COMPANY’S INDEPENDENT ACCOUNTANTS.

4.            OTHER BUSINESS.  To transact such other business as may properly come before the Annual Meeting or any adjournment of the Annual Meeting.

WHO CAN VOTE?

According to the Notice of Annual Meeting:

Shareholders of record at the close of business on October __, 2010, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting.  As of that record date, the Company had outstanding and entitled to vote [94,464,063] shares of common stock. The common stock is the only class of stock of Global 8 that is outstanding and entitled to vote at the Annual Meeting.  If you were a stockholder of record of common stock on that record date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. Each outstanding share of Global 8’s common stock will be entitled to one vote on each matter. Stockholders who own shares registered in different names or at different addresses will receive more than one Proxy card. You must sign and return each of the Proxy cards received to ensure that all of the shares owned by you are represented at the Annual Meeting.

HOW DO I VOTE BY PROXY?

You may vote your shares by mail by marking, signing and dating the enclosed proxy card as promptly as possible and returning it to, Vincent & Rees, the representative of the Solicitation Participants (“Solicitation Participants’ Representative”) at: Global 8 Solicitation Participants, c/o Vincent & Rees, 175 S. Main St., 15th Floor, Salt Lake City, Utah 84111.

For each item of business, you may vote "FOR" or "AGAINST" or you may "WITHHOLD" your vote.

If you return your signed proxy card but do not specify how you want to vote your shares, we will vote them:

-     “FOR” the repeal of the Amended and Restated Bylaws adopted by the Board on July 31, 2010 and any other amendments to the Bylaws of the Company prior to the annual meeting and the reinstatement of the Bylaws of the Company in place prior to the adoption of the Amended and Restated Bylaws (the “Reinstated Bylaws”);

-     “FOR” the election of each of Fernando B. Londe, Bernice L. Church, Donald V. Dyer and Shane E. Thibault to the Company’s Board of Directors; and

-     “AGAINST” the ratification of the appointment of Richard Hawkins as the Company’s independent auditor(s).

-     If any matters other than those set forth above are properly brought before the Annual Meeting, the individuals named in your proxy card may vote your shares in accordance with their best judgment.

HOW DO I CHANGE OR REVOKE MY PROXY?

You can change or revoke your proxy at any time before it is voted at the Annual Meeting by:

1.  Submitting another proxy by mail with a more recent date than that of the proxy first given;

2.  Sending written notice of revocation to Global 8 Solicitation Participants, c/o Vincent & Rees, 175 S. Main St., 15th Floor, Salt Lake City, Utah 84111; or

3.  Attending the Annual Meeting and voting in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

If you choose either of the first two methods, your proxy or notice must be received no later than 5:00 p.m., November ___, 2010, Pacific Daylight Time. Once voting on a particular matter is completed at the annual meeting, you will not be able to revoke your proxy or change your vote as to that matter. If your shares are held in street name by a broker, bank or other financial institution, you must contact that institution to change your vote.

CONFERENCE CALL AND AUDIO WEBCAST

According to the Notice of Annual Meeting, shareholders will be able to listen live by phone or video broadcast to the annual meeting. The dial-in numbers for the conference call will be posted at www.g8et.net before the meeting. Lines are limited and will be available on a first-come, first-served basis.  Video Conferencing will also be available through the Red Rock Casino.

WHAT CONSTITUTES A "QUORUM" FOR THE ANNUAL MEETING?

According to the Notice of Annual Meeting:

One-third of the outstanding shares of the Company's common stock entitled to vote at the Annual Meeting present or represented by proxy, constitutes a quorum.  Abstentions, broker non-votes and votes withheld from director nominees count as "shares present" at the Annual Meeting for purposes of determining a quorum. However, abstentions and broker non-votes do not count in the voting results.

You must provide the number of shares that are subject to your proxy at the bottom of the proxy form in order to have those shares count as “shares present” at the Annual Meeting.

HOW MANY VOTES ARE REQUIRED?

Assuming a quorum is present, a plurality of votes cast by the shares entitled to vote on each of the Solicitation Participants Proposals will be required to adopted the Solicitation Participants' Proposal.

If the Solicitation Participants’ Proposal is successful, a plurality of votes cast by the shares entitled to vote in the election of directors will be required to elect each director.

According to the Notice of Annual Meeting, and if the Solicitation Participants’ Proposal is unsuccessful, the election of directors will be conducted as follows:

Election of the Directors shall be by “party-list proportional representation” in which all slates shall be voted as a single proposal, and the D’Hondt method shall be used to determine the number of Board seats won by that slate.  The candidates comprising the slate shall be rank-ordered by use of the “open list” voting method, in which voters who cast votes for that slate shall indicate their rank-order preferences within the list of candidates comprising the slate.  On a slate winning at least one seat, the candidate receiving the most votes for rank “1” shall be that slate’s first candidate seated; the candidate who receives the most votes for rank “2” the second seat; and so on.  Candidates not already nominated as part of a slate may be nominated and seconded by shareholders from the floor.  The votes received by any such candidate shall be tallied according to the D’Hondt method, simultaneously with the tally of other slates, as if she or he were a separate slate, such that if she or he receives sufficient votes to win one seat under the D’Hondt method, she or he shall be entitled to on seat on the Board.  Voters may cast their votes for on slate or for any combination of slates and/or independently nominated candidates.

Any abstentions, "broker non-votes" (shares held by brokers or nominees as to which they have no discretionary authority to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon), or other limited proxies will not count in the voting results.

DISSENTER'S RIGHT OF APPRAISAL

According to the Notice of Annual Meeting, no action will be taken in connection with the proposal described in this Proxy Statement for which Nevada law, our Articles of Incorporation or Amended Bylaws provide a right of a shareholder to dissent and obtain appraisal of or payment for such shareholder's shares.

WHO PAYS FOR THE SOLICITATION OF PROXIES AND HOW WILL PROXIES BE SOLICITED?

Proxies may be solicited by Milverton, consultants and employees of Milverton, and by the other Solicitation Participants by mail, telephone, facsimile, e-mail and personal solicitation.  Regular employees and consultants of Milverton and its affiliate, Rene Branconnier, may be used to solicit proxies and, if used, will not receive additional compensation for such efforts.  Banks, brokerage houses and other custodians, nominees and fiduciaries may be requested to forward the solicitation material of the Solicitation Participants to their customers for whom they hold shares, and the Solicitation Participants will reimburse them for their reasonable out-of-pocket expenses.

The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials, and the cost of soliciting proxies for the proposals endorsed by the Solicitation Participants, will be borne by the Solicitation Participants.  The solicitation participants estimate that its total expenditures relating to the solicitation will be approximately $25,000 (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees and consultants of Milverton and its affiliate). The total expenditures to date have been approximately $12,500, paid by Milverton.  The Solicitation Participants intend to seek reimbursement from the Company for its expenses and the Solicitation Participants would propose that, due to the cost to the Company of conducting another shareholder vote, such reimbursement not be put to a vote of the shareholders unless required by applicable law.

HOW DO I NOMINATE A DIRECTOR OR BRING OTHER BUSINESS BEFORE THE ANNUAL MEETING?

To nominate a candidate for director at the Annual Meeting to be held in 2011, your notice of the nomination must be received by the Company during the period beginning at 12:01 a.m., Pacific Time, on January 30, 2011 and ending at 11:59 p.m., Pacific Time, March 30, 2011.  The notice must describe various matters regarding the nominee, including name, address, occupation, and shares held.  To bring other matters before the 2011 Annual Meeting, notice of your proposal must also be received by the Company within the time limits described above and must meet Company By-Law requirements, if any.  In addition, to include a proposal in the Company’s Proxy Statement, and proxy card for that meeting, your notice and proposal must also comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended.  Copies of the Company’s By-Laws may be obtained free of charge from the Corporate Secretary.

PERSONS MAKING THE SOLICITATION

Information concerning Milverton,  Shane Thibault (“Thibault”), Bernice Church (“Church”), Fernando Londe (“Londe”), Donald Dyer (“Dyer”) and Rene Branconnier (“Branconnier”) who are each “participants in the solicitation” as defined in the proxy rules promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, is set forth in Appendix B hereto.

Milverton, Thibault, Church, Londe, Dyer and Branconnier, intend to vote their shares of the Company’s common stock in accordance with the recommendations of the Solicitation Participants set forth herein.

WHY ARE THE SOLICITATION PARTICIPANTS SOLICITING PROXIES?

On January 15, 2010, sixty-two shareholders (the “Plaintiff Shareholders”) of the Company filed a complaint against the Company and each of its directors, individually, to compel the Company to hold an annual meeting of the shareholders (the “Shareholder Action”).  The Honorable Elizabeth A. Gonzalez, Judge (“Justice Gonzalez”), Eighth Judicial District Court (Clark County, Nevada) conducted the hearings in the Shareholder Action and ordered the Company to conduct an annual meeting on November ___, 2010.  Justice Gonzalez also ordered the Plaintiff Shareholders to pay the cost of providing shareholder notice of the meeting and holding the meeting.

On or about October ___, 2010, the Plaintiff Shareholders paid for the Notice of Annual Meeting to be sent to the shareholders of the Company on behalf of the Company.  In order to have enough votes present to constitute a quorum for the Annual Meeting, proxies needed to be solicited from the shareholders of the Company.  The Plaintiff Shareholders, although aligned in their desire to cause the Company to hold an annual meeting, were not similarly aligned in their interest of conducting a contested proxy action for the Annual Meeting or coming to a 62-party agreement on the slate of directors.

Milverton Capital Corporation came to be a solicitation participant through its involvement as a Plaintiff Shareholder in the action compelling the Company to hold an annual meeting.  As one of the Company’s largest shareholders, Milverton Capital Corporation has a strong interest in seeing that the Corporation is run by directors duly elected by its shareholders.

Mr. Thibault was previously employed by the Company in the area of investor relations and Mr. Church, Ms. Church’s husband, also has worked as a consultant for the Company in the area of investor relations.  Mr. Thibault and the Churches have received a number of calls from shareholders concerned about the management of the Company and Mr. Thibault and the Churches have relayed those concerns to Milverton Capital Corporation.  Milverton Capital invited Mr. Thibault and Ms. Church to participate in the solicitation due to each person’s previous experience in dealing with the shareholders of the Company and the continued trust that Milverton Capital Corporation perceives a large number of shareholders as having in Mr. Thibault’s and Ms. Church’s abilities to represent the interests of the shareholders.

Mr. Dyer has, at times, served as a consultant to Milverton Capital and the Company in the area of public and investor relations as an employee of Pacific Ocean Resources.  Milverton Capital Corporation was impressed with Mr. Dyer’s services and skill set and invited him to be a directorial nominee at the annual meeting.

Mr. Londe was a director candidate proposed by Julio Ferriera at the time that Mr. Ferriera was President of the Company.  Milverton Capital Corporation reviewed Mr. Londe’s qualifications and believed that he was a good directorial candidate and Milverton decided to support his nomination and election as a director of the Company prior to the refusal of the directors to hold an annual meeting, which led to the shareholder action.    Despite the fact that Mr. Londe was proposed by Mr. Ferriera and relationships have deteriorated between Milverton Capital Corporation and Mr. Ferriera, Milverton Capital continues to believe that Mr. Londe is a qualified nominee.

Each of the Solicitation Participants, then, agreed to conduct the contested proxy action with a slate of directors selected by the Solicitation Participants.

WHO WILL VERIFY THE VOTING RESULTS?

The Minute Orders dated May 11, 2010 from the Eighth Judicial District Court state that, in connection with the annual meeting, the Court will “count the votes and will make a determination of the proper vote.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the extent that such information could be gleaned from the Company’s past filings and the shareholder records provided by the Company, the following table sets forth the number of and percent of the Company's common stock beneficially owned by:

-	all directors and nominees, naming them,
-	the Company’s executive officers,
-	the Company’s directors and executive officers as a group, without naming them, and
-	persons or groups known by us to own beneficially 5% or more of our Common Stock:

The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our capital stock outstanding on October __, 2010, and all shares of the Company’s common stock issuable to that person in the event of the exercise of outstanding options and other derivative securities owned by that person which are exercisable within 60 days of October __, 2010.  Except as otherwise indicated, the persons listed below have sole voting and  investment  power  with respect to all shares of the Company’s capital stock owned by them.

Name	Number of Shares Beneficially Owned	Percentage of Voting Stock (1)

NOMINEES

Bernice L. Church	383,000	0.4	%(2)
Don V. Dyer	3,491,256	3.6	%(3)
Fernando B. Londe	300,000	0.3%
Shane E. Thibault	1,109,436	1.2	%(4)

Total Nominees	6,885,228	7.3%

DIRECTORS AND EXECUTIVE OFFICERS

Daniel Wolf	7,500,000	7.9%

Total Directors and Executive Officers	7,500,000	7.9%

5% BENEFICIAL OWNERS

Rene Braconnier	8,450,379	9	%(5)

(1)            Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of May 22, 2010, there were 94,464,063, shares of the Company’s common stock issued and outstanding.

(2)            Represents shares of common stock owned jointly by Ms. Church and her husband.

(3)            Includes 2,765,256 Shares of Common Stock held by Pacific Ocean, of which Mr. Dyer is a controlling shareholder.

(4)            Includes 1,109,436 shares of Common Stock held by AS&T Holdings Inc., of which Mr. Thibault is a controlling shareholder.

(5)            Includes (a) 6,716,060 shares of common stock owned by Milverton Capital Corporation, of which Mr. Branconnier is a controlling shareholder, (b) 674,884 shares of common stock owned by 529473 BC Ltd., of which Mr. Branconnier is a controlling shareholder, (c) 680,435 shares of common stock owned by Dynasty Farms Ltd., of which Mrs. Branconnier is a controlling shareholder through Sanclair Holdings Ltd. and (d) 379,000 shares of common stock owned by Sharon Branconnier, Mr. Branconnier’s wife.  Mr. Branconnier’s mailing address is 8412 Armstrong Road, Langley, BC V1M3P5. Neither Mr. Branconnier nor Ms. Branconnier has owned any equity in Pacific Ocean Resources since August 2003.

PROPOSAL 1: REPEAL OF THE COMPANY’S AMENDED AND RESTATED BYLAWS ADOPTED BY THE COMPANY’S BOARD ON JULY 31, 2010 AND ANY AMENDMENTS THE BOARD MAY ADOPT PRIOR TO THE ANNUAL MEETING (THE “AMEDED BYLAWS”) AND REINSTATEMENT OF THE COMPANY’S BYLAWS THAT WERE IN PLACE BEFORE THE AMENDED BYLAWS
(ITEM 1 ON THE PROXY CARD)

This proposal by the Solicitation Participants seeks to repeal changes to the Company’s By-Laws adopted by the Company’s Board of Directors on July 31, 2010 and any amendments adopted  by the Board of Directors prior to the annual meeting.  The Solicitation Participants believe the Amended Bylaws would have the effect of impeding the effectiveness of some or all of the Solicitation Participants' Proposals, which impediments include limiting the ability of the Company’s stockholders to elect the all of the nominees proposed by the Solicitation Participants, and the ability of the Solicitation Participant’s nominees, if elected, to pursue what they believe to be in the best interests of the Company and its stockholders. Approval of this proposal would result in the repeal of the Amended and Restated Bylaws adopted on July 31, 2010, and any other amendments to the Bylaws adopted by the board prior to the annual meeting, if any, (collectively, the “Amended Bylaws”) and the reinstatement of the Company’s Bylaws that were in place prior to the Amended Bylaws (the “Reinstated Bylaws”).  If this proposal 1 is approved, the Reinstated Bylaws will be in effect for the annual meeting and all matters of business conducted at the meeting will be conducted in accordance with the Reinstated Bylaws.  A copy of the Amended Bylaws and the Reinstated Bylaws have been attached to this proxy statement as additional solicitation materials to assist you in conducting a detailed comparison of the provisions of the Amended Bylaws and the Reinstated Bylaws.

The adoption of this proposal 1 will have the effect of repealing all Bylaws adopted by the Board of Directors or otherwise prior to the annual meeting, whether or not such Bylaws were favored by a majority of the shareholders.  In addition, the repeal of all Bylaws amendments to the Bylaws prior to the date of the annual meeting may have the unintended consequence of repealing additional Bylaws provisions adopted after the date of this proxy statement to specifically comply with statutes, regulatory obligations or provide other rights and benefits to the Company and its shareholders.  The Board of Directors elected by the Shareholders at the annual meeting will, in its discretion, have the ability to amend the Bylaws to accommodate compliance with statutes, regulatory obligations or other provisions favorable to the shareholders following the annual meeting, but will be under no obligation to do so.

SUMMARY OF MATERIAL DIFFERENCES BETWEEN AMENDED BYLAWS AND REINSTATED BYLAWS:

The summaries contained herein are qualified in their entirety by the full text of the Amended Bylaws and the Reinstated Bylaws attached to this proxy statement as supplemental solicitation materials.

Notice of Meeting

The Amended Bylaws provide that written notice of a shareholder meeting shall be given to shareholder entitled to notice of or to vote at the meeting not less than thirty (30) days prior to the meeting.  The Reinstated Bylaws provide that notice must be given not less than ten (10) days prior to the meeting.

The Amended Bylaws provide that a notice of meeting to act on a plan of merger or share exchange, the sale, lease, exchange or other disposition of all or substantially all of the corporation’s assets other than in the regular course of business or the dissolution of the corporation shall be given not less than thirty (30) days prior the meeting.  The Reinstated Bylaws provide that notice must be given not less than twenty (20) days prior to the meeting.

The Amended Bylaws also contain the following provisions that were not present in the Reinstated Bylaws: (i) “Any decision taken or proposal adopted without requisite notice to all shareholders shall be null and void, and (ii) “Stockholders owning stock in street name must be notified through agents or institutions possessing or able to obtain such names and addresses.”

The Solicitation Participants believe that shareholders should be able to take action within the timeframes provided under the Nevada Revised Statutes and within the parameters of SEC regulations.  This provides the board with the leeway to move as quickly as possible with respect to business opportunities while still complying with the notice provisions that state and federal legislators and administrators deem prudent.

Fixing Record Date for Determining Stockholders

The Amended Bylaws state that the record date for determining shareholders entitled to notice of or to vote at any meeting of stockholders shall be not less than thirty (30) days prior to the meeting.  The Reinstated Bylaws provided that the record date shall not be less than ten (10) days prior to the meeting.

The Solicitation Participants believe that it is in the best interest of the Company to be able to present shareholder actions as soon as practicable (if necessary or desirable) under applicable state and federal statutes and regulations in order to take advantage of business opportunities.

Quorum

The Amended Bylaws provide that a quorum must be present at any adjournment of a prior meeting.  The Reinstated Bylaws provide that a quorum at a meeting will also constitute a quorum any adjournment (unless a new record date is or must be set for the adjourned meeting), notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

The Solicitation Participants believe the provisions of the Reinstated Bylaws are in the Company’s best interest, because the Company may not be able to obtain a quorum at an adjourned meeting, thereby requiring the Company to expend substantial resources to send notice to, obtain proxies for and hold a meeting to accomplish any business that could not be completed at a prior meeting.

Manner of Acting

The Amended Bylaws provide that “[a]ctions affecting the rights or privileges of shareholders, including ratification of actions by one or more officers, one or more Directors, or one or more related parties, shall be valid only if approved by an absolute majority of at least three-fourths of the votes of the Board of Directors and, after notice to all shareholders of at least 90 days, by an absolute majority of at least three-fourths of all disinterested shareholders.  “Disinterested shareholders” are those shareholders who are not related in any material way to any officer, Director or related party whose actions are the subject of ratification vote.”

The Solicitation Participants believe that this provision will make it next to impossible to take any action that affects the rights and privileges of shareholders in a positive OR negative way as a quorum of three-quarters of the votes are nearly impossible to obtain in a public company.  The Solicitation Participants believe this provision will prevent the Company from negotiating terms with institutional investors and business partners that customarily require liquidation preferences, anti-dilution rights, rights of first refusal and other privileges that are customarily granted in financing and other business transactions conducted by many other companies.  Without the flexibility to conduct business as conducted by other companies, the Solicitation Participants believe the Company will struggle to find business investors and partners that will be necessary to assist in the Company’s economic recovery.

Voting for Directors

The Amended Bylaws have added the following provision: “Election shall be by “party-list proportional representation” in which all slates shall be voted as a single proposal, and the D’Hondt method shall be used to determine the number of Board seats won by that slate.  The candidates comprising the slate shall be rank-ordered by use of the “open list” voting method, in which voters who cast votes for that slate shall indicate their rank-order preferences within the list of candidates comprising the slate.  On a slate winning at least one seat, the candidate receiving the most votes for rank “1” shall be that slate’s first candidate seated; the candidate who receives the most votes for rank “2” the second seat; and so on.  Candidates not already nominated as part of a slate may be nominated and seconded by shareholders from the floor.  The votes received by any such candidate shall be tallied according to the D’Hondt method, simultaneously with the tally of other slates, as if she or he were a separate slate, such that if she or he receives sufficient votes to win one seat under the D’Hondt method, she or he shall be entitled to on seat on the Board.  Voters may cast their votes for on slate or for any combination of slates and/or independently nominated candidates.”

The system under the Amended Bylaws works as follows:

1.
Each share that is eligible to vote casts a single vote for a slate (a slate is a list of directors that a party/group is nominating for election) or an individual nominee and ranks by preference each board member under that slate.

2.
The total votes cast for each slate and/or individual nominee is divided first by 1, then by 2, then by 3, and so on, up to the number of board vacancies to be filled by the vote, which, in this case, is four (4) vacancies.  The resulting quotients for each slate are recorded and all slates’ quotients are aggregated and ranked highest to lowest.

3.
The board seats are then allocated to slates starting with the first seat going to the slate with the highest quotient, then the next seat to the slate (it could be the same slate) with the next highest quotient, and so on until all seats have been allocated to the corresponding slates.

4.
For each slate receiving at least one seat, the candidate receiving the most votes for rank “1” shall be that slate’s first candidate seated; the candidate who receives the most votes for rank “2” the second seat; and so on.

The method described in the bylaws might be better understood if applied to the following discrete example scenario:

Assumptions:

•	4 board seats to be filled.
•	4 slates.
•	500,000 votes are cast: 75,000 for Slate 1; 149,000 for Slate 2; 251,000 for Slate 3; and 25,000 for Slate 4.

The number of seats to be allocated to each slate is shown in this table:

D'Hondt Method
		Slate 1	Slate 2	Slate 3	Slate 4
Divisor	Total Votes:	75,000	149,000	251,000	25,000
1	Quotiant #1	75,000	149,000	251,000	25,000
2	Quotiant #2	37,500	74,500	125,500	12,500
3	Quotiant #3	25,000	49,667	83,667	8,333
4	Quotiant #4	18,750	37,250	62,750	6,250
	Total Seats:	0	1	3	0

The 4 highest quotients are highlighted in yellow, resulting in one seat going to Slate 2 and three seats going to Slate 3.

Under the Reinstated Bylaws, each shareholder entitled to vote the number of shares owned by such shareholder for as many persons as there are Directors to be elected, which, in this case, is four (4) people.  The four (4) people with the most votes would be elected Directors of the Company.

The Solicitation Participants believe that the method contained in the Amended Bylaws will result in a Board of Directors that is divided on (i) the direction of the Company and (ii) what is in the best interest of the Company and will, therefore, cause the Company to continue to languish in dispute rather than move forward in cooperation.  The Solicitation Participants also believe that the method of voting contained in the Amended Bylaws is overly complicated and will confuse voters, thereby resulting in incomplete or incorrect proxies and/or votes in person.

Action by Stockholders Without a Meeting

The Amended Bylaws have added a requirement in connection with taking action by written consent that “proof is provided that consents were obtained after providing full material disclosure to all shareholders, and all shareholders were provided at least 30 days notice during which to consider giving their consent.”

The requirement that full material disclosure be provided to all shareholders 30 days prior to shareholders giving consent amounts to a requirement that the Company conduct the same type of disclosure and solicitation that is required in connection with obtaining proxies and holding shareholder meetings.  One of the primary benefits of being able to take actions by written consent is to be able to take shareholder action with minimal time and expense to the Company, thereby preserving value for the shareholders.  The Solicitation Participants believe this provision all but eliminates the benefits that are intended to be conferred by the ability to take actions by written consent and results in an unnecessary increase in the Company’s costs related to taking shareholder actions.

Number, Classification and Tenure of Board Members

The Amended Bylaws provide that the number of directors shall be set by the Articles of Incorporation, which state that the Board shall be composed of not more than 6 Directors and not less than 1 Director.  The Reinstated Bylaws provide that the number of Directors shall be composed of not more than 9 and not less than 1 Director. The Solicitation Participants do not object to either provision.

Removal of Directors

The Reinstated Bylaws provided that Directors could be removed at a special meeting of the shareholders called expressly for that purpose if the number of votes cast to remove the Director exceeds the number of votes cast not to remove the Director.  The Amended Bylaws state that such removal can only take place if “1) full material disclosure is provided to all stockholders, 2) such meeting follows the quorum, notice and record date requirements as required for annual meetings of stockholders.”

The Solicitation Participants believe that the provision in the Amended Bylaws, again, contains procedural, printing, mailing and documentation requirements that will cause the Company and/or shareholders to incur substantial costs that are not practical given the size and resources of the Company and its shareholders.

Stock Records

The Amended Bylaws add a provision that states “. . . shares that after transfer by the company are subsequently transferred to third parties, and entered upon lists maintained by the corporation’s transfer agent or by such other institution that maintains lists of street or beneficial owners, shall, upon notice by said agent or institutions, be deemed for the purpose of voting to be owned by the designated third-party transferees.”  The Solicitation Participants believe that the Company already relies upon the records maintained by its transfer agents and the broker-dealers holding shares in street names, each in accordance with their procedures and applicable laws, and, therefore, this additional provision has no meaningful affect.

Conclusion

For the reasons stated above, the Solicitation Participants recommend a vote “FOR” the repeal of the Amended Bylaws and the Reinstatement of the Reinstated Bylaws.

PROPOSAL 3:  TO CONSIDER AND VOTE UPON THE ELECTION OF FOUR DIRECTORS TO THE COMPANY’S BOARD OF DIRECTORS
(ITEM 3 ON THE PROXY CARD)

NOMINEES

The Company’s Amended Bylaws currently provide for the election of directors in accordance with the Company’s Articles of Incorporation.  The Articles of Incorporation provide for the election of up to six directors, and the Notice of Annual Meeting has stated that a Board of four directors will be elected at the meeting.  Assuming a quorum is present and the Solicitation Participants’ Proposal has not been passed, election of Directors will be by “party-list proportional representation” in which all slates shall be voted as a single proposal, and the D’Hondt method shall be used to determine the number of Board seats won by that slate.  The candidates comprising the slate shall be rank-ordered by use of the “open list” voting method, in which voters who cast votes for that slate shall indicate their rank-order preferences within the list of candidates comprising the slate.  On a slate winning at least one seat, the candidate receiving the most votes for rank “1” shall be that slate’s first candidate seated; the candidate who receives the most votes for rank “2” the second seat; and so on.  Candidates not already nominated as part of a slate may be nominated and seconded by shareholders from the floor.  The votes received by any such candidate shall be tallied according to the D’Hondt method, simultaneously with the tally of other slates, as if she or he were a separate slate, such that if she or he receives sufficient votes to win one seat under the D’Hondt method, she or he shall be entitled to on seat on the Board.  Voters may cast their votes for on slate or for any combination of slates and/or independently nominated candidates.  If the Solicitation Participants’ Proposals are passed, a plurality of votes cast by the shares entitled to vote in the election of directors will be required to elect each director, and shareholders of the Company will not entitled to cumulative voting.

If the election of Directors takes place under the provisions of the Amended Bylaws, the proxy holders will, unless otherwise instructed, vote the proxies for the slate of Fernando B. Londe, Bernice L. Church, Donald V. Dyer and Shane E. Thibault in accordance with the rank identified by shareholders on the proxy card.  If a rank is not provided for one or more of the nominees, the proxy holders will rank the nominees that have not been ranked in the proxy holders’ discretion.

If the election of Directors takes place under the provisions of the Reinstated Bylaws, unless otherwise instructed, the proxy holders will vote the proxies received by them for Fernando B. Londe, Bernice L. Church, Donald V. Dyer and Shane E. Thibault.

It is not expected that any nominee will be unable or will decline to serve as a director.  The term of office of each person elected as a director will continue until the next annual meeting of shareholders, or until such person's successor has been elected and qualified.  Officers are appointed by the Board of Directors and serve at the discretion of the Board.  The director nominees proposed by the Solicitation Participants have not, yet, identified any candidates to serve as officers of the Company, although the Solicitation Participants anticipate the nominees will evaluate the condition of the Company and then attempt to identify candidates to serve as officers based upon the needs of the Company.

Directors

The following sets forth the names and ages of the proposed directors together with a brief account of their education and business experience during at least the past five years, indicating their principal occupations during that period and the name and principal business of the organizations in which such occupation and employment were carried out. All of the following nominees have consented to serve as directors and have consented to be named in this proxy statement.

NOMINEES:

Bernice L. Church

 Bernice L. Church, 49, began her career working with Express 24, a successful private enterprise, where she held a management position for 15 years. While with Express 24, Ms. Church was general manager for Express 24’s ten franchise locations, managing all personnel at the franchise locations, accounts and day-to-day operations. Ms. Church is currently a director, co-manager, secretary treasurer and co-owner of A1-Transmission Ltd. located in Red Deer, Alberta Canada and has been for the past 20 years. A1-Transmission is a specialty repair shop taking care of transmission and drive line needs in the central Alberta Area.  Ms. Church’s responsibilities include accounting and bookkeeping, and generally keeping a watchful eye on the financial performance of the business. Ms. Church is also responsible for accounts payable and receivable, payroll and ensuring a net profit at the end of each annual year. The Solicitation Participants believe that the financial and operational experience that Ms. Church gained as a general manager for Express 24’s ten franchise locations as well as the accounting and bookkeeping skills that she has obtained through her ownership and management of A1-Transmission will be of great benefit as the directors seek to sort out the financial condition of the Company.  These skills led the Solicitation Participants to conclude that Ms. Church would be a qualified and needed director of the Company.  Ms. Church has never served as an officer or director of Global 8 and does not have any arrangement or understanding with any other person pursuant to which she is to be selected as a director or nominee.

Donald V. Dyer:

Donald (Don) V. Dyer, 71, brings with him a wealth of public market experience. For the past 25 years, he has, in his capacity as a consultant for public and private companies, worked with many Wall Street brokerage firms such as Goldman Sachs, Prudential and Raymond James in an effort to generate interest in his clients. In 2002, Mr. Dyer became President of Pacific Ocean Resources and continues to serve in that position.  Pacific Ocean Resources is a company that provides marketing consultation services to environmental businesses and provided such services to the Company from 2003 to 2008.  Mr. Dyer utilizes his knowledge of the stock market to manage the investor and public relations office for Pacific Ocean Resources.  Mr. Dyer has previously resided in New York and Toronto and has settled in Vancouver, where he continues act as a consultant to provide public and investor relations services to private and public companies. The Solicitation Participants believe that Mr. Dyer developed important communication skills that permit him to convey information in a manner that is easily understood by shareholders.  In addition, Mr. Dyer developed a number of contacts with the Company’s shareholders when Pacific Ocean Resources served as a consultant to the Company.  The Solicitation Participants believe these qualities qualify Mr. Dyer to serve as a valuable member of the Company’s board of directors.  Mr. Dyer has never served as an officer or director of Global 8 and does not have any arrangement or understanding with any other person pursuant to which he is to be selected as a director or nominee.

Fernando Londe

Fernando Londe, 44, has extensive experience as a business analyst in the telecommunications industry. Mr. Londe is currently an independent networking designer and consultant in the fields of business analysis in the telecommunications industry, operational and strategic planning, budgeting and forecasting international operations, project management, network planning and management, training development and instruction, and facilities design. From 2003 to 2009, Mr. Londe was the System Engineer, CTO of the Carriers Division and Wholesale where he oversaw a group of 26 employees and consultants and managed a budgets ranging from $1,500,000 to $2,900,000 per year .  FREE S.R.L is a Telco Carrier Provider of fixed telephony in Italy and also provides broadband and subscription to VoIP services.  Mr. Londe led FREE S.R.L. in applying and getting the license as Telco Carrier with the Italian Authority.  While with FREE S.R.L., Mr. Londe also planned and launched an ATM network. From 1999 to 2003, Mr. Londe was the Network and Carrier Division Manager for Com.Tel S.p.A. where he led Com.Tel S.p.A. in applying for and getting the license as Telco Carrier with Italian Authority and oversaw functional requirements to design and projecting the entire network and routing translations. The Solicitation Participants believe Mr. Londe’s experiences with foreign regulators, division management and launching new products, such as FREE S.R.L.’s ATM network, allowed Mr. Londe to develop international business, marketing and management skills that will be instrumental in providing the Company with business advice and direction in today’s global economy.   Mr. Londe speaks, reads and writes English, Italian and Portugese.  Mr. Londe has never served as an officer or director of Global 8 and does not have any arrangement or understanding with any other person pursuant to which he is to be selected as a director or nominee.

Shane E. Thibault

Shane E. Thibault, 40, worked from 1998 until 2006 with AS&T Holdings Inc., a corporation wholly-owned by Mr. Thibault and his immediate family where he worked in (i) pipefitting and construction projects, (ii) quality control and weld inspection of mechanical piping systems (iii) overseeing the quality of workmanship of 50 - 150 tradesmen on site, and (iv) structured turnover packages of the piping systems contractors built for their customer or client.  AS&T Holdings Inc. is in the consulting management, contracting and inspection services business.  From 2006 until the end of 2009, Mr. Thibault worked with the Company full-time in the area of investor relations. During that time, Mr. Thibault gained valuable experience in the areas of shareholder communications, capital raising and business development in Western Canada. Mr. Thibault is currently an independent consultant in the areas of contracting and inspection services.  The Solicitation Participants believe that the experience that Mr. Thibault developed in cooperating with municipalities, community councils and tradesmen in the construction and quality control industries will be of assistance in the Company’s efforts to pursue environmentally friendly technologies in the future.  Mr. Thibault has never served as a director of Global 8 and does not have any arrangement or understanding with any other person pursuant to which he is to be selected as a director or nominee.

None of the nominees, nor any associate of the nominees, is a party to material proceedings adverse to the Company or any of its subsidiaries or has a material interest adverse to the registrant or any of its subsidiaries other than the proceeding to cause the Company to hold the Annual Meeting. The nominees have not been offered any compensation by the Company and there are presently no bonus, profit sharing, retirement, pension or other compensation plans in which the nominees will participate.  The nominees have not been granted or extended options, warrants or rights to purchase securities in connection with their service as directors of the Company.

Compensation

Except as otherwise disclosed herein with respect to Mr. Thibault and Mr. Dyer under the heading “WHY ARE THE SOLICITATION PARTICIPANTS SOLICITING PROXIES?,” none of the nominees have earned, been paid or awarded any compensation (plan or non-plan) for services rendered in any capacity to the Company nor is there presently any agreement or understanding to compensate such nominees for their services in the future.

Family Relationships

Mr. Thibault is Ms. Church’s nephew.  There are no other family relationships among the nominees.

Involvement in Certain Legal Proceedings

The director nominees have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Section 16(a) Beneficial Ownership Compliance.

None of the Nominees are required to file reports under Section 16(a) of the Securities Exchange Act.

Corporate Governance.

Each of the nominees other than Shane E. Thibault are considered an “independent director” as defined by Rule 5605(a)(2) of The NASDAQ Listing Rules.

Transactions With Related Persons.

AS&T Holdings Inc., a company controlled by Mr. Thibault, received commissions from the Company based on investments that AS&T Holdings Inc. introduced to the Company during the Company’s last fiscal year.  The commissions paid to AS&T Holdings totaled approximately $153,000 in cash and shares of the Company’s common stock.

Substantial Interest of Solicitation Participants.

There is currently no agreement in place between Pacific Ocean and the Company or between Milverton and the Company and the nominees, if elected, presently do not have any plans to retain Pacific Ocean or Milverton to provide services to the Company. Other than the interest of each nominee in his or her capacity as such, no nominee director or Solicitation Participant has any substantial interest, direct or indirect, by security holdings or otherwise, resulting from the election of the nominee directors, which is not shared by all other shareholders pro rata, and in accordance with their respective interests.

Potential Effects on Existing Security Holders.

The Solicitation Participants are not aware of any change in control provisions in existing agreements with Global 8 that will be triggered by the election of the Solicitation Participants’ nominees. The Solicitation Participants are not aware of any plans that the nominees have for the Company other than to review the current financial and business situation of the Company evaluate the Company’s business prospects moving forward.

PROPOSAL 4: RATIFICATION OF RICHARD HAWKINS AS THE COMPANY’S INDEPENDENT ACCOUNTANTS
(ITEM 4 ON THE PROXY CARD)

According to an 8-K filed by the Company on May 10, 2010, the Company dismissed Gruber & Company and engaged Richard Hawkins as the Company’s independent accountant on May 9, 2010. The Company’s engagement of Mr. Hawkins was twenty-nine days after Mr. Hawkins’ accounting license was suspended by the California Board of Accountancy due to Mr. Hawkins’ failure to pay child support.  Mr. Hawkins’ license remained suspended until it was reinstated on or about July 19, 2010.  The Solicitation Participants do not believe it is prudent to engage an independent accountant that manages his personal finances in a manner that threatens his ability to deliver audit opinions on behalf of the Company.  In addition, Mr. Hawkins failed to disclose the status of his license to the Company and to the Court when requesting the Court to order the plaintiff shareholders to pay Mr. Hawkins $30,000 to perform certain audit services. The Solicitation Participants believe the Company can locate more qualified and ethical independent auditor to serve the Company and, therefore, recommend a vote AGAINST the ratification of the appointment of Mr. Hawkins as the Company’s independent accountant.

Unless otherwise instructed, the proxy holders will vote the proxies received by them AGAINST the ratification of the appointment of Richard Hawkins as the Company’s independent accountant.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No nominee director or Solicitation Participant has any substantial interest, direct or indirect, by security holdings or otherwise, resulting from the selection of accountants, which is not shared by all other shareholders pro rata, and in accordance with their respective interests.

OTHER BUSINESS

The Solicitation Participants are not aware of any matter other than the matters described above to be presented for action at the Meeting. However, if any other proper items of business should come before the Meeting, it is the intention of the individuals named on your proxy card as the proxy holders to vote in accordance with their best judgment on such matters.

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting to Be Held on November ___, 2010:  The final form of this Proxy Statement, the proxy card and any additional solicitation materials filed with the Securities and Exchange Commission is available online at www.g8et.net.

MILVERTON CAPITAL CORPORATION

By:
Name: Rene Branconnier
Its:

Shane E. Thibault

Bernice Church

Donald Dyer

Fernando Londe

Rene Branconnier

GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES, INC.
ANNUAL MEETING OF STOCKHOLDERS - TO BE HELD NOVEMBER ___, 2010
IN COMPLIANCE WITH AN ORDER BY THE HONORABLE ELIZABETH A. GONZALEZ, JUDGE, EIGHTH JUDICIAL DISTRICT COURT (CLARK COUNTY, NEVADA).

THIS IS A PRELIMINARY PROXY IN THE FORM THAT WILL BE SOLICITED BY THE SOLICITATION PARTICIPANTS

The undersigned,  revoking  all prior proxies, hereby appoints Shane E. Thibault and Fernando Londe and each of them, with full power of substitution in each, as proxies  for  the  undersigned, to represent the undersigned and to vote all the shares of Common Stock of the Company which the undersigned would be entitled to vote,  as  fully as the undersigned could vote and act if personally present, at the  Annual Meeting of Stockholders (the "Meeting") to be held on November ___, 2010, at 10:00 A.M., Pacific Standard time, at Red Rock Casino Resort Spa located at 11011 W. Charleston, Las Vegas, NV 89135, or at any adjournments or  postponements  thereof.

Should  the  undersigned  be  present and elect to vote at the Meeting or at any adjournments  or  postponements thereof, and after notification to Shane Thibault  at the Meeting of the stockholder's decision to terminate this proxy,  then  the  power of such attorneys or proxies shall be deemed terminated and  of  no further force and effect. This proxy may also be revoked by filing a written  notice  of  revocation  with  Global 8 Solicitation Participants, c/o Vincent & Rees, 175 S. Main St., 15th Floor, Salt Lake City, Utah 84111, or by duly executing  a  proxy  bearing  a  later  date.

LISTED PROPOSALS:

Proposal (1) to repeal the Amended and Restated Bylaws adopted by the Company’s Board of Directors on July 31, 2010 and subsequent amendments prior to the annual meeting, if any, (collectively, the “Amended Bylaws”) and reinstate the Bylaws of the Company in effect prior to the adoption of the Amended Bylaws (the “Reinstated Bylaws”).

FOR ☐ AGAINST ☐ WITHHOLD ☐

Proposal (2) elect the following individuals as members of the Company’s Board of Directors (Please select options under both (A) and (B) of this Proposal 2).

(A) If under the Reinstated Bylaws:

(a) Bernice L. Church	(c) Fernando Londe

FOR ☐ AGAINST ☐ WITHHOLD ☐	FOR ☐ AGAINST ☐ WITHHOLD ☐

(b) Don V. Dyer	(d) Shane E. Thibault

FOR ☐ AGAINST ☐ WITHHOLD ☐	FOR ☐ AGAINST ☐ WITHHOLD ☐

(B) If under the Amended Bylaws:

For, Against or Withhold your vote for the slate of Bernice L., Church, Fernando Londe, Don V. Dyer and Shane E. Thibault:

FOR ☐ AGAINST ☐ WITHHOLD ☐

AND

Rank the nominees in order of preference from 1-4:

Bernice L. Church:	_____(Rank)

Don V. Dyer:	_____(Rank)

Fernando Londe:	_____(Rank)

Shane E. Thibault:	_____(Rank)

Proposal (3) to ratify Richard Hawkins as the Company’s independent auditors.

FOR ☐ AGAINST ☐ WITHHOLD ☐

The shares represented by this proxy will be voted as directed by the stockholder, but if no instructions are specified, this proxy will be voted against proposal (2) and for the election of Bernice L. Church, Don V. Dyer, Fernando Londe, and Shane E. Thibault under proposal (1). If any other business is presented at the Meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the Meeting.

The undersigned acknowledges receipt from the Solicitation Participants, prior to the execution of this proxy, of the accompanying Proxy Statement relating to the Meeting.

NOTE:  PLEASE MARK, DATE AND SIGN AS YOUR NAME(S) APPEAR(S) HEREON AND RETURN IN THE ENCLOSED ENVELOPE. IF ACTING AS AN EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN, ETC., YOU SHOULD SO INDICATE WHEN SIGNING.  IF THE SIGNER IS CORPORATION, PLEASE SIGN THE FULL CORPORATE NAME, BY DULY AUTHORIZED OFFICER. IF SHARES ARE HELD JOINTLY, EACH SHAREHOLDER SHOULD SIGN.

Signature (Please sign within the box) [_______________________________] DATE: _______, 2010
Signature (Joint owners)  [____________________________________]  DATE:  _______,  2010
NUMBER OF SHAREST SUBJECT TO THIS PROXY _______________________

APPENDIX A

NOTICE OF ANNUAL MEETING

GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES, INC.

677 7th Ave. #410
San Diego, CA 92101
(TEL) (760) 390-8351

TO THE STOCKHOLDERS OF GLOBAL 8 ENVIRONMENTAL TECHNOLOGIES, INC.:

NOTICE IS HEREBY GIVEN that the Honorable Elizabeth A. Gonzalez, Judge, Eighth Judicial District Court (Clark county, Nevada), has ordered that an Annual Meeting of Stockholders (the "Meeting") of Global 8 Environmental Technologies, Inc., a Nevada corporation (the "Company" or "Global 8"), be held.  The meeting is scheduled for November ___, 2010 at 10:00 a.m., Pacific Daylight Time at the Red Rock Casino Resort Spa located at 11011 W. Charleston, Las Vegas, NV 89135 for the following purposes (the “Order”):

1.            To elect four directors to the Company’s board of directors to serve until the Company’s next annual meeting.

2.            To ratify Richard Hawkins as the Company’s accountant.

3.            To transact such other business as may properly come before the Meeting and any adjournment or postponement thereof.

Shareholders may listen live by phone or video broadcast to our annual meeting. The dial-in numbers for the conference call will be posted at www.g8et.net before the meeting. Lines are limited and will be available on a first-come, first-served basis.  Video Conferencing will also be available through the Red Rock Casino.

You may vote in person at the Annual Meeting.  You may also vote your shares by appointing someone that is attending the Annual Meeting as your proxy to vote your shares at the Annual Meeting.

Shareholders of record at the close of business on October __, 2010, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting.  As of that record date, the Company had outstanding and entitled to vote [94,464,063] shares of common stock. The common stock is the only class of stock of Global 8 that is outstanding and entitled to vote at the Annual Meeting.  If you were a stockholder of record of common stock on that record date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting. Each outstanding share of Global 8’s common stock will be entitled to one vote on each matter.

One-third of the outstanding shares of the Company's common stock entitled to vote at the Annual Meeting present or represented by proxy, constitutes a quorum.  A quorum is necessary to conduct business at the Annual Meeting. You will be considered part of the quorum if you have voted by proxy. Abstentions, broker non-votes and votes withheld from director nominees count as "shares present" at the Annual Meeting for purposes of determining a quorum. However, abstentions and broker non-votes do not count in the voting results. A broker non-vote occurs when a broker or other nominee who holds shares for another does not vote on a particular item because the broker or nominee does not have discretionary authority for that item and has not received instructions from the owner of the shares.

Assuming a quorum is present, election of Directors shall be by “party-list proportional representation” in which all slates shall be voted as a single proposal, and the D’Hondt method shall be used to determine the number of Board seats won by that slate.  The candidates comprising the slate shall be rank-ordered by use of the “open list” voting method, in which voters who cast votes for that slate shall indicate their rank-order preferences within the list of candidates comprising the slate.  On a slate winning at least one seat, the candidate receiving the most votes for rank “1” shall be that slate’s first candidate seated; the candidate who receives the most votes for rank “2” the second seat; and so on.  Candidates not already nominated as part of a slate may be nominated and seconded by shareholders from the floor.  The votes received by any such candidate shall be tallied according to the D’Hondt method, simultaneously with the tally of other slates, as if she or he were a separate slate, such that if she or he receives sufficient votes to win one seat under the D’Hondt method, she or he shall be entitled to on seat on the Board.  Voters may cast their votes for on slate or for any combination of slates and/or independently nominated candidates.    Any abstentions, "broker non-votes"  (shares  held  by  brokers  or  nominees  as  to  which they have no discretionary  authority  to  vote  on  a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon), or other  limited  proxies  do not count in the voting results.

No action will be taken in connection with the proposals described in Notice for which Nevada law, our Articles of Incorporation or Bylaws provide a right of a shareholder to dissent and obtain appraisal of or payment for such shareholder's shares.

/s/ Charles T. Conrad, Jr.

By Order of the Court
Las Vegas, Nevada
October ___, 2010

APPENDIX B

INFORMATION ABOUT SOLICITATION PARTICPANTS

1.
Milverton Capital Corporation (“Milverton”) located at 8412 Armstrong Road, Langley, BC V1M3P5, engages in the business of environmental waste consulting, business financing and new product development consulting.  Milverton is the direct beneficial owner of 6,716,060 shares of the Company’s common stock. Milverton is not the owner of record of any shares that it does not own beneficially.  The shares of common stock acquired by Milverton in the past two years were not acquired using borrowed funds or by funds otherwise obtained for the purpose of acquiring or holding such securities. Milverton is not and has not, within the past year, been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company.  Milverton’s associate, Rene Branconnier, is the beneficial owner of 8,450,379 shares of the Company’s common stock and has an address of 8412 Armstrong Road, Langley, BC V1M3P5. Milverton is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company.  The Company and Milverton are parties to a certain Consulting Agreement dated March 1, 2005 pursuant to which Milverton provides technology, operations, maintenance, research & development, engineering and training consulting services. The Company owes Milverton $2,967,264 for services rended by Milverton in 2009 under the Consulting Agreement. Neither Milverton nor any of its associates have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

2.
Shane Thibault has an address of Box 123, Saskatoon, SK, Canada S7K 3K1.  Mr. Thibault is currently an independent consultant in the areas of contracting and inspection services.  Mr. Thibault is the beneficial owner of 1,109,436 shares of the Company’s common stock held by AS&T Holdings, Inc., which is owned and controlled by Mr. Thibault.  Mr. Thibault is the not the owner of record of any shares that he does not own beneficially.  The shares of common stock acquired by AS&T Holdings, Inc. in the past two years were not acquired using borrowed funds or by funds otherwise obtained for the purpose of acquiring or holding such securities.  Mr. Thibault is not and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company.  Mr. Thibault is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company.  AS&T Holdings, Inc., a company controlled by Mr. Thibault, received commissions from the Company based on investments that AS&T Holdings, Inc. introduced to the Company during the Company’s last fiscal year.  The commissions paid to AS&T Holdings totaled approximately $153,000 in cash and shares of the Company’s common stock. Mr. Thibault does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

3.
Bernice Church has an address of 6521 67 Street, Red Deer, Alberta Canada T4P 1A3.  Ms. Church is currently a director, co-manager, secretary treasurer and co-owner of A1-Transmission Ltd. located in Red Deer, Alberta Canada and has been for the past 20 years. Ms. Church is the beneficial owner of 354,500 shares of the Company’s Common Stock that she owns jointly with her husband, Dave Church.  Ms. Church is not the owner of record of any shares that she does not own beneficially.  The shares of common stock acquired by Ms. Church in the past two years, if any, were not acquired using borrowed funds or by funds otherwise obtained for the purpose of acquiring or holding such securities.  Ms. Church is not and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company.  Ms. Church is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company. Ms. Church does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

4.
Don Dyer has an address of 4320 River Road, Richmond, BC. Mr. Dyer is currently President of Pacific Ocean Resources and provides public and investor relations services to public and private companies.  Mr. Dyer is the beneficial owner of 3,491,256 shares of the Company’s common stock.  726,000 of those shares are held directly by Mr. Dyer and 2,765,256 of those shares are held by Pacific Ocean Resources Corporation, a company owned and controlled by Mr. Dyer. Mr. Dyer is not the owner of record of any shares that he does not own beneficially.  The shares of common stock acquired by Mr. Dyer in the past two years were not acquired using borrowed funds or by funds otherwise obtained for the purpose of acquiring or holding such securities.  Mr. Dyer is not and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company.  Mr. Dyer is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company. Mr. Dyer does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

5.
Fernando Londe has an address of 2011 Courtside Ln, #101, Charlotte, NC 28270.  Mr. Londe is currently an independent networking designer and consultant.  Mr. Londe is the beneficial owner of 300,000 shares of the Company’s common stock, which he owns directly.  Mr. Londe is not the owner of record of any shares that he does not own beneficially.  The shares of common stock acquired by Mr. Londe in the past two years, if any, were not acquired using borrowed funds or by funds otherwise obtained for the purpose of acquiring or holding such securities.  Mr. Londe is not and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company.  Mr. Londe is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company.  Mr. Londe does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

6.
Rene Branconnier has an address of 8412 Armstrong Road, Langley, BC V1M3P5 and is the President of Milverton Capital Corporation. Mr. Branconnier is the beneficial owner of 8,450,379 shares of the Company’s common stock. The shares beneficially owned by Mr. Branconnier includes (a) 6,716,060 shares of common stockowned by Milverton Capital Corporation, of which Mr. Branconnier is a controlling shareholder, (b) 674,884 shares of common stock owned by 529473 BC Ltd., of which Mr. Branconnier is a controlling shareholder, (c) 680,435 shares of common stock owned by Dynasty Farms Ltd., of which Mrs. Branconnier is a controlling shareholder through Sanclair Holdings Ltd. and (d) 379,000 shares of common stock owned by Sharon Branconnier, Mr. Branconnier’s wife. Mr. Branconnier is not the owner of record of any shares that he does not own beneficially.  The shares of common stock acquired by Mr. Branconnier in the past two years, if any, were not acquired using borrowed funds or by funds otherwise obtained for the purpose of acquiring or holding such securities.  Mr. Branconnier is not and has not, within the past year, been a party to any contract, arrangement or understanding with respect to any securities of the Company.  Mr. Branconnier is not the direct or indirect beneficial owner of any securities in any parent or subsidiary of the Company.  Mr. Branconnier does not have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

SECURITIES OF THE COMPANY PURCHASED OR SOLD BY SOLICITATION PARTICIPANTS WITHIN THE PAST TWO YEARS:

Date	Soliciting Party	Amount Purchased/Sold	Dollar Value	Price	Amount Paid:

05/31/2008	Milverton	300,000(P)	$150,000.00	@$0.50	$150,000.00

12/08/2008	Milverton	16,000(P)	$8,000.00	@$0.50	$8,000.00

06/06/2009	Milverton	215,000(S)	$43,000.00	@$0.20	$43,000.00

05/31/2009	Milverton	810,000(S)	$81,000.00	@$0.10	$81,000.00

04/30/2009	Thibault(1)	160,420(P)	$16,420	@$0.10	Issued in consideration of investment services performed

06/29/2009	Thibault(1)	336,602(P)	$122,722.33	@$0.46 (average price)	Issued in consideration of investment services performed

07/21/2009	Thibault(1)	183,448(P)	$18,344.80	@$0.10	Issued in consideration of investment services performed

01/15/2009	Dyer(2)	66,000(P)	$16,500	@$0.25	$16,500

(1)	Shares were earned and issued to AS&T Holdings, Inc., a company controlled by Thibault.
(2)	Shares were purchased by Pacific Ocean Resources, Inc., a company controlled by Dyer.

None of the other Solicitation Participants have purchased or sold securities of the Company within the past two years.